UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    June 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Exhibit No:

 1.     Director Shareholding -  dated 01 June 2005
 2.     Acquisition -  dated 02 June 2005
 3.     Director Shareholding -  dated 07 June 2005
 4.     Statement re acquisition - dated 14 June 2005
 5.     Director Shareholding - dated 14 June 2005
 6.     Statement re ABSA - dated 21 June 2005
 7.     Director Shareholding -  dated 21 June 2005
 8.     Director Shareholding - dated 28 June 2005
 9.     Re Joint Venture - dated 30 June 2005
 10.    Director Shareholding - dated 30 June 2005

--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 1, 2005                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: July 1, 2005                                 By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1


                                                                     1 June 2005

                                  Barclays PLC

         Notification of director's interests: Companies Act 1985 s.329

Further to the announcement made on 26 April 2005 of the appointment of John Sunderland to the Boards of Directors of Barclays PLC and Barclays Bank PLC with effect from 1 June 2005, the further details that are required to be disclosed in respect of the appointments under paragraphs 6.F.2 (b)-(g) and 16.4 of the Listing Rules of the UK Listing Authority are as follows:

In addition to his Chairmanship of Cadbury Schweppes plc, Mr Sunderland is also a non-executive director of The Rank Group PLC.

On his appointment to the Boards of Directors of Barclays PLC and Barclays Bank PLC, Mr Sunderland had a total beneficial interest in 8,000 ordinary shares in Barclays PLC.

Further to the announcement made on 27 May 2005 of the appointment of Bob Steel to the Boards of Directors of Barclays PLC and Barclays Bank PLC with effect from 1 June 2005, there are no further details that are required to be disclosed in respect of the appointments under paragraphs 6.F.2 (b)-(g) and 16.4 of the Listing Rules of the UK Listing Authority.

Exhibit No. 2


BARCLAYS IN FRANCE CONFIRMS THE ACQUISITION OF THE WEALTH BUSINESSES - ING FERRI AND ING PRIVATE BANKING

Barclays Bank PLC ("Barclays") has signed an agreement for the acquisition of the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking. This confirmation marks the successful conclusion of consultation with employee representative bodies and the finalisation of terms, and follows the initial announcement of 20th January, 2005. It is expected that the deal will be completed in early July. At 31st December 2004 the combined business of ING Ferri and ING Private Banking had net assets of approximately EUR10m, and assets under management of approximately EUR2.7bn.



For further information please contact:

Investor Relations                 Media Relations
James S Johnson                    Pam Horrell
+44 (0) 20 7116 2927               +44 (0) 20 7116 6132

Exhibit No. 3


                                                                     7 June 2005

         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 6 June 2005 that it had on 31 May 2005 exercised its discretion and released a total of 5,402 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

2. The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 June 2005 that it had on 7 June 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 522.75p per share:

    Director           Number of Shares
    Mr J S Varley      46
    Mr D L Roberts     46
    Mr G A Hoffman     46

    The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 June 2005 for each director above includes 23 Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director           Beneficial Holding         Non Beneficial
                                              Holding
Mr J S Varley      351,141                    -
Mr D L Roberts     70,766                     -
Mr G A Hoffman     178,626                    -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 137,974,116 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4


                                  Barclays PLC

Shareholders are advised that Absa have today made the further announcement set out below regarding the acquisition by Barclays Bank PLC of a majority stake in Absa.

Text of Absa announcement made on Monday 13 June 2005:

Absa Group Limited                              Barclays PLC
(Incorporated in the Republic of South Africa)  (Registered in England)

(Registration number: 1986/003934/06)           (Registration number: 0048839)
JSE CODE: ASA                                   LSE CODE: BARC
ISIN CODE: ZAE000013389                         ISIN CODE: GB0031348658
("Absa")

RESULTS OF THE SCHEME MEETING AND THE GENERAL MEETING AND POSSIBLE REVISED DATES INTRODUCTION

Shareholders are referred to the joint announcement released on 9 May 2005 and the circular to shareholders dated 20 May 2005 regarding Barclays Bank PLC's ("Barclays") proposed acquisition of up to 60% of the Absa ordinary shares at R82,50 per share (the "Recommended Acquisition"). Shareholders are reminded that the Recommended Acquisition is being effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays will acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and
(ii) the partial offer by Barclays to all Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder up to an additional 28% of his or her shares (the "Recommended Offer").

SCHEME MEETING

At the meeting of scheme members ("scheme meeting") held on Monday, 13 June 2005, scheme members present in person or represented by proxy holding 550 972 336 Absa Ordinary shares voted in favour of the scheme, which votes represented 99.01% of the total number of votes exercised by the scheme members present and voting either in person or by proxy at the scheme meeting. As a result, the scheme was approved by the requisite majority of votes of scheme members.

GENERAL MEETING
At the general meeting of Absa Shareholders held on Monday, 13 June 2005, the ordinary resolution waiving the requirement under the Securities Regulation Code on Takeovers and Mergers (the "SRP Code") for Barclays to make a mandatory offer to all Absa Shareholders for all of their Absa shares was approved by the requisite majority of independent Shareholders (i.e. excluding Barclays) as well as by the requisite majority of the independent Ordinary Shareholders (i.e. excluding the Preference Shareholders). In addition, the requisite majority of independent Shareholders approved the ordinary resolutions appointing Messrs Dominic Bruynseels, David Roberts and Naguib Kheraj, the Barclays nominees, to the Absa board of directors.

OUTSTANDING CONDITIONS PRECEDENT TO WHICH THE RECOMMENDED ACQUISITION IS SUBJECT

The Recommended Acquisition is still subject to the fulfilment or waiver of the following conditions precedent:

   - the Recommended Offer being declared unconditional as to acceptances, which will occur on or before the sanctioning of the Scheme by the Court;
   - all regulatory approvals to effect the Recommended Acquisition having been granted;
   - by no later than five business days prior to the scheduled Court hearing date to sanction the Scheme, no material adverse circumstance relating to the financial or business affairs of Absa having arisen;
   - prior to the scheduled Court hearing to sanction the Scheme, Absa not having undertaken or allowed to occur any unusual corporate action or frustrating action;
   - there being no change nor proposed change in any law, regulation or policy of the Republic of South Africa on or before five business days prior to the scheduled Court hearing date to sanction the Scheme, which would restrict Barclays ability to transmit freely capital injected into, and/or dividends paid out by, Absa into foreign exchange and to remit it offshore;
   - the High Court of South Africa (the "Court") sanctioning the Scheme; and
   - the order of the Court sanctioning the Scheme being registered by the Registrar of Companies.

POSSIBLE REVISED DATES

The Scheme is not yet unconditional as the conditions precedent remain outstanding, in particular the condition precedent relating to the Recommended Offer being declared unconditional as to acceptances remains outstanding. This condition precedent requires Ordinary Shareholders to tender such number of Absa Ordinary Shares in the Recommended Offer which, when accepted by Barclays, would result in it holding 56.5% of all Absa Ordinary Shares (taking into account shares to be acquired pursuant to the Scheme and any on-market purchases by Barclays), and Sanlam and Remgro to tender their Absa Ordinary Shares pursuant to the undertakings which they have given in favour of Barclays. At present Barclays holds shares and has received tenders and commitments to tender which, when aggregated with shares to be acquired pursuant to the Scheme, would amount to 51.0% of all Absa Ordinary Shares. Under the current timetable there is to be a Court hearing to sanction the Scheme on 21 June 2005. If the 56.5% acceptance condition for the Recommended Offer has not been fulfilled by that date Absa and Barclays may seek to postpone the Court sanction to allow for its fulfillment. Any such postponement would be for as short a period as possible and would be subject to the Court's confirmation on 21 June 2005.

CHAIRMAN'S REPORT

Copies of the Chairman's report to the Court on the scheme meeting will be available to any Shareholder on request, free of charge, from Tuesday, 14 June 2005 during normal business hours at the office of the Absa Group Secretary, 3rd Floor, Absa Towers East, 170 Main Street, Johannesburg, being Absa's registered office and at the office of the Chairman being Brait South Africa Limited, 9 Fricker Road, Illovo, Johannesburg.

FURTHER ANNOUNCEMENT

In the event that a decision is taken by Absa and Barclays to postpone the application to Court to sanction the Scheme, an announcement of any revised dates will be released on SENS no later than Tuesday, 21 June 2005 and published in the press the following day. Shareholders should note that if the application to Court to sanction the Scheme is postponed, all the subsequent dates will be postponed accordingly. In the event of the application to sanction the Scheme proceeding and being granted by the Court, the Finalisation Date announcement declaring that the Scheme and the Recommended Offer are unconditional in every respect will be released on SENS on Tuesday, 21 June 2005 and in the press on Wednesday, 22 June 2005.

Johannesburg 13 June 2005

Financial advisors to Absa                 Financial advisors to Barclays
Goldman Sachs International                JPMorgan
Merrill Lynch International                Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                          Attorneys to Barclays
Webber Wentzel Bowens                      Deneys Reitz Inc.

International Attorneys to Absa            International  Attorneys to Barclays
Linklaters                                 Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Limited

Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG

Absa and Barclays have also today issued the following joint media release:

Absa shareholders express overwhelming support for Barclays transaction
Absa shareholders voted overwhelmingly in favour of a scheme proposed by Barclays to acquire 32% of all Absa ordinary shares and in addition waived the requirement for Barclays to make a mandatory offer for all of Absa's shares at shareholder meetings today, Monday 13 June 2005. These were pre-conditions to the scheme and partial offer becoming effective.
The Absa board's recommendation to shareholders of the scheme of arrangement proposed by Barclays, was accepted by shareholders holding 99.01% of all ordinary shares, present in person or by proxy.
Barclays required the support of a minimum of shareholders holding 75% of all ordinary shares, present in person or by proxy at the scheme meeting to take the process to the next step - the court hearing to sanction the scheme of arrangement, subject to all other conditions being fulfilled. A successful outcome to the court hearing would result in the scheme becoming unconditional, requiring all Absa ordinary shareholders to dispose of 32% of their Absa shares to Barclays.
The scheme of arrangement is the first part of the proposed acquisition by Barclays of a 60% interest in Absa. The second part is the partial offer to all ordinary shareholders to acquire an additional 28% of their shares. Barclays is offering R82.50 per share, payable in cash, representing a total consideration for the scheme and partial offer of R33 billion.
Shareholders also agreed at the meeting to waive the requirement under the South Africa Takeover Code to make a mandatory offer to all shareholders for all of their Absa shares. This resolution, which required the support of a majority of independent shareholders, present in person or by proxy, was passed by a majority of more than 94%.
The scheme and the offer are interconditional. At present Barclays holds shares and has received tenders and commitments to tender which, when aggregated with shares to be acquired under the Scheme, would amount to 51% of all Absa Ordinary Shares.
In order for the scheme and the offer to become effective, Barclays requires shareholders to tender such number of shares through the partial offer that Barclays will hold 56.5% of all Absa ordinary shares. If the 56.5% acceptance condition has not been fulfilled by the date of the court hearing to sanction the Scheme, currently scheduled for 21 June, Absa and Barclays may seek to postpone the hearing to allow for its fulfilment. Any such postponement would be for as short a period as possible and would be subject to the Court's confirmation.
Absa Group Chairman, Dr Danie Cronje believes that the transaction received the overwhelming support from Absa shareholders because it ensures all shareholders will participate equally in an attractive deal: "In the interests of treating all shareholders equally, the structure of the scheme of arrangement has been designed to ensure a satisfactory level of participation by all of Absa's ordinary shareholders, while at the same time enabling those shareholders who wish to participate to a greater extent to do so.
"All shareholders stand to benefit from this deal. Firstly, they will receive a good price for the shares they tender in response to the Barclays offer, and secondly, they can retain a holding in Absa and share in the expected future upside."
The R33 billion deal is South Africa's single largest foreign direct investment, providing a boost to the economy and demonstrating a strong vote of confidence in the country. The transaction would create a powerful combination, bringing together Absa's leading retail expertise and strong domestic brand with Barclays global brand strength and reach and its world-class product capabilities.
David Roberts, Chief Executive of Barclays International Retail and Commercial Banking comments: "Shareholder support for this transaction moves us a step closer to the creation of a powerful combined business. We believe that the alignment between Barclays and Absa's values - focus on the consumer and on performing for shareholders - will allow us to create competitive advantage and real value for all stakeholders, including the wider community in South Africa." "We look forward, once the deal completes, to working with our counterparts in Absa to deliver the synergies which have been identified and to beginning the process of bringing the best of Barclays and Absa to bear on customers' behalf." Absa Group Chief Executive Dr Steve Booysen is looking forward to completing the transaction: "These are very exciting times for Absa, Barclays and South Africa, because the transaction will help Absa accelerate the achievement of its strategic intent, namely to build the leading financial services business in South Africa and ultimately the pre-eminent bank on the African continent.
"This transaction is based on sound business practices and embraces the principle of growth, for Absa, Barclays, our employees and customers. The fit between the organisations is good and we share standards of excellence that have made both organisations successful. After the deal completes, I look forward to working with my new Barclays colleagues."
                                    - Ends -
For further information, please contact:

Absa Group Limited                            Barclays PLC

Investor Relations                            Investor Relations
Willie Roux                                   Mark Merson/James Johnson
+27 (0) 11 350 4061                           +44 (0) 20 7116 5752/2927

Media Relations                               Media Relations - London
Nick Cairns                                   Chris Tucker/Pam Horrell
+27 (0) 11 350 6565                           +44 (0) 20 7116 6223/6132

Media Relations - Johannesburg
Rob Pinker
+27 (0) 11 268 5750

Disclaimer

Statements in this announcement include forward-looking statements that involve risks and uncertainties. You can generally identify forward-looking statements by the use of terminology such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", or similar phrases.

All statements other than statements of historical facts are forward-looking statements. Actual future events could differ materially from these forward-looking statements and you are cautioned not to place undue reliance on them.

The information in this announcement is made as of the date hereof. All written and oral forward-looking statements attributable to Absa and Barclays or persons acting on their behalf are qualified in their entirety by these cautionary statements.

Exhibit No. 5


                                                                    14 June 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 13 June 2005 that it had between 7 June and 9 June 2005 exercised its discretion and released a total of 25,436 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 137,948,680 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

Absa Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
JSE CODE: ASA
ISIN CODE: ZAE000013389
("Absa")

Barclays Bank PLC
(Registered in England)
(Registration number: 1026167)
("Barclays")

SCHEME AND RECOMMENDED OFFER NOT YET UNCONDITIONAL AND REVISED SALIENT DATES


INTRODUCTION

Shareholders are referred to the joint announcement released on 9 May 2005 and the circular to shareholders dated 20 May 2005 regarding Barclays proposed acquisition of up to 60% of the Absa ordinary shares at R82,50 per share (the "Recommended Acquisition"), as well as to the joint announcement released on 13 June 2005 reporting on the results of the Scheme meeting and general meeting of Absa shareholders held in respect of the Recommended Acquisition.

Shareholders are reminded that the Recommended Acquisition is being effected through two inter-conditional processes:

(i) the scheme of arrangement proposed by Barclays between Absa and the Absa Ordinary Shareholders, excluding the Absa Group Limited Share Incentive Scheme Trust and the Barclays Group (save to the extent that members of that group may hold Absa Ordinary Shares on behalf of third parties), pursuant to which Barclays will acquire 32% of each such Ordinary Shareholder's shares (the "Scheme"); and

(ii) the partial offer by Barclays to all Absa Ordinary Shareholders and Preference Shareholders (together "Shareholders") to acquire from each such Shareholder up to an additional 28% of his or her shares (the "Recommended Offer").


OUTSTANDING CONDITIONS PRECEDENT TO WHICH THE RECOMMENDED ACQUISITION IS SUBJECT

The Recommended Acquisition is still subject to the fulfillment or waiver of the following conditions precedent:

* the Recommended Offer being declared unconditional as to acceptances, which will occur on or before the sanctioning of the Scheme by the Court;

* by no later than five business days prior to the scheduled Court hearing date to sanction the Scheme, no material adverse circumstance relating to the financial or business affairs of Absa having arisen;

* prior to the scheduled Court hearing to sanction the Scheme, Absa not having undertaken or allowed to occur any unusual corporate action or frustrating action;

* there being no change nor proposed change in any law, regulation or policy of the Republic of South Africa on or before five business days prior to the scheduled Court hearing date to sanction the Scheme, which would restrict Barclays ability to transmit freely capital injected into, and/or dividends paid out by, Absa into foreign exchange and to remit it offshore;

*       the High Court of South Africa (the "Court") sanctioning the Scheme;
and

* the order of the Court sanctioning the Scheme being registered by the Registrar of Companies.

The condition precedent relating to the Recommended Offer being declared unconditional as to acceptances requires Ordinary Shareholders to tender such number of Absa Ordinary Shares in the Recommended Offer which, when accepted by Barclays, would result in it holding 56.5% of all Absa Ordinary Shares (taking into account shares to be acquired pursuant to the Scheme and any on-market purchases by Barclays), and Sanlam and Remgro to tender their Absa Ordinary Shares pursuant to the undertakings which they have given in favour of Barclays.

At present Barclays holds shares and has received tenders and commitments to tender which, when aggregated with shares to be acquired pursuant to the Scheme, would amount to 51.1% of all Absa Ordinary Shares.

SCHEDULED COURT HEARING TO SANCTION THE SCHEME

The Scheme is not yet unconditional as some of the conditions precedent remain outstanding, including the condition precedent relating to the Recommended Offer being declared unconditional as to acceptances. Accordingly, the offer period will be extended for a period of two weeks. Absa and Barclays have therefore agreed to postpone the application to Court to sanction the Scheme.

At the Court hearing to sanction the Scheme on 21 June 2005, Absa applied for and was granted a two week postponement. The Court hearing to sanction the Scheme will now be on 5 July 2005.

REVISED SALIENT DATES

The Salient Dates relating to the Recommended Acquisition previously announced were indicative and, by reason of the two week postponement of the Court hearing to sanction the Scheme, will be revised as set out below.

                                                                            2005

Dividend Record Date Friday, 24 June

Payment of final dividend Monday, 27 June

Court hearing to sanction the Scheme at
10:00 (or as soon after that as counsel
may be heard) Tuesday, 5 July

IF THE SCHEME IS SANCTIONED

Finalisation date announcement that the
Scheme and the Recommended Offer are
unconditional in every respect released
on the Securities Exchange News service ("SENS") Tuesday, 5 July

Finalisation date announcement that the
Scheme and the Recommended Offer are
unconditional in every respect published in the South African Press Wednesday, 6 July

Last day to trade in Absa Ordinary Shares on the JSE Securities Exchange South Africa
(the "JSE") in order to be recorded in the Register to be able to receive the Scheme
Consideration Friday, 15 July

Last day to trade in Absa Ordinary Shares on the JSE to be eligible to participate in the Recommended Offer Friday, 15 July

Scheme Consideration Record Date Friday, 22 July

Record Date (for purposes of participating in the Recommended Offer) Friday, 22 July

Closing Date of the Recommended Offer at 12:00 on Friday, 22 July

Results of the Recommended Offer released on SENS Monday, 25 July

Scheme Operative Date Monday, 25 July
Dematerialised Scheme Participants will have their relevant account with their Central
Securities Depository Participant ("CSDP") or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Scheme

Scheme Consideration Settlement Date Wednesday, 27 July

Scheme Consideration posted to Certificated
Scheme Participants (if Documents of Title are received on or prior to the Scheme
Consideration Record Date) or deposited
directly into their bank accounts should there be an existing mandate
Dematerialised Scheme Participants will
have their relevant account with their CSDP or Broker credited with the Scheme Consideration

Recommended Offer Consideration Settlement Date Wednesday, 27 July Dematerialised Recommended Offer Participants will have their relevant account with their CSDP or Broker debited with the Absa Ordinary Shares disposed of pursuant to the Recommended Offer
Dematerialised Recommended Offer Participants will have their relevant account with their CSDP or Broker credited with the Recommended
Offer Consideration
Certificated Recommended Offer Participants will have cheques issued, or any payment deposited directly into their bank accounts should there be an existing mandate, for the Recommended Offer Consideration in respect of acceptances of the Recommended Offer (if Documents of Title are received on or prior to the Record Date) and balance certificates will be posted

Notes:

1. These salient dates and times are subject to amendments as permitted by the SRP Code or applicable law. Any relevant amendments will be released on SENS and published in the South African Press, as appropriate.

2. Shareholders are reminded that, because the Recommended Offer is conditional, should they accept the Recommended Offer on or before the Closing Date, they will not be able to trade any of their Absa shares from the date they accept the Recommended Offer, unless and until the Recommended Offer closes or lapses.

3. On account of the Scheme and the Recommended Offer, Absa Ordinary Shares cannot be dematerialised or rematerialised between Monday, 18 July 2005 and Friday, 22 July 2005, both days inclusive.

CHAIRMAN'S REPORT

Shareholders are reminded that copies of the Chairman's report to the Court on the scheme meeting will still be available to any Shareholder on request, free of charge, until Monday, 4 July 2005, during normal business hours at the office of the Absa Group Secretary, 3rd Floor, Absa Towers East, 170 Main Street, Johannesburg, being Absa's registered office and at the office of the Chairman being Brait South Africa Limited, 9 Fricker Road, Illovo, Johannesburg.

FURTHER ANNOUNCEMENT

The Finalisation Date announcement declaring that the Scheme and the Recommended Offer are unconditional in every respect is expected, in terms of the above revised timetable, to be released on SENS on 5 July 2005 and in the South African press on 6 July 2005.

Johannesburg
21 June 2005

For further information, please contact:

Absa Group Limited                  Barclays PLC

Investor Relations                  Investor Relations
Willie Roux                         Mark Merson/James Johnson
+27 (0) 11 350 4061                 +44 (0) 20 7116 5752/2927

Media Relations                     Media Relations - London
Nick Cairns                         Chris Tucker
+27 (0) 11 350 6565                 +44 (0) 20 7116 6223

                                    Media Relations - Johannesburg
                                    Liz Hooper
                                    +27 (0) 11 328 3160

Financial advisors to Absa          Financial advisors to Barclays
Goldman Sachs International         JP Morgan
Merrill Lynch International         Barclays Capital
Absa Corporate & Merchant Bank

Attorneys to Absa                   Attorneys to Barclays
Webber Wentzel Bowens               Deneys Reitz Inc.

International Attorneys to Absa     International Attorneys to Barclays
Linklaters                          Clifford Chance LLP

Independent Advisor to Absa's Board
N.M. Rothschild

Sponsor to Absa
Merrill Lynch South Africa (Pty) Ltd
Co-sponsor to Absa
Absa Corporate & Merchant Bank

Reporting Accountants to Absa
Ernst & Young
KPMG

               THE FOLLOWING MEDIA RELEASE WAS ALSO ISSUED TODAY

                                                                   June 21, 2005

                      Offer for Absa extended by two weeks

Barclays today extended its offer for Absa by two weeks in order to allow more time to fulfil all the remaining conditions to complete the deal. In connection with this, Absa today applied to the High Court of South Africa to postpone by two weeks the hearing to sanction the scheme proposed by Barclays to acquire 32% of all Absa ordinary shares. The application was granted.

The Scheme, one of two inter-conditional parts of Barclays proposed acquisition of up to 60% of Absa, requires Absa ordinary shareholders to dispose of 32% of their Absa shares to Barclays. At a meeting of Absa shareholders last week, the recommendation of this scheme by Absa's board was accepted by 99.01% of all shareholders present in person or by proxy.

The second part of Barclays acquisition is the Recommended Offer to ordinary shareholders to acquire an additional 28% of their shares. Barclays is offering R82.50 per share, payable in cash, representing a total consideration for the scheme and partial offer of R33 billion.

In order for the scheme and the offer to become effective, Barclays requires shareholders to tender such number of shares through the Recommended Offer that Barclays will hold 56.5% of all Absa ordinary shares. As this condition had not been fulfilled prior to the date of the scheduled court hearing, Absa and Barclays sought to extend the offer by two weeks to allow for its fulfilment. The court confirmed that the hearing to sanction the scheme will now be on 5 July 2005.

At present Barclays holds shares and has received tenders and commitments to tender which, when aggregated with shares to be acquired under the Scheme, would amount to 51.1% of all Absa ordinary shares.

                                -         Ends -

For further information, please contact:

Absa Group Limited         Barclays PLC

Investor Relations         Investor Relations
Willie Roux                Mark Merson/James Johnson
+27 (0) 11 350 4061        +44 (0) 20 7116 5752/2927

Media Relations            Media Relations - London
Nick Cairns                Chris Tucker/Pam Horrell
+27 (0) 11 350 6565        +44 (0) 20 7116 6223/6132

                           Media Relations - Johannesburg
                           Liz Hooper
                           +27 (0) 11 328 3160

Exhibit No. 7

                                                                    21 June 2005

         Notification of directors' interests: Companies Act 1985 s.329

1.  The independent trustee of the Barclays Group (ESAS) Employees' Benefit
    Trust     (the "ESAS Trust") notified the Company on 20 June 2005 that it had between 15 and 17 June 2005 exercised its discretion and released a total of 77,235 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group (PSP) Employees' Benefit Trust (the "PSP Trust") notified the Company on 20 June 2005 that on 15 June 2005 it had completed a purchase of a total of 7,673,149 ordinary shares in Barclays PLC at a price of 528.00p per share. The following awards under PSP were made to directors of Barclays PLC.

                             Number at 1 June 2005 (a)          Date of award
                         Allocation of        Maximum number
                         performance          potentially
                         shares               releasable

    Roger Davis          75,758               227,274           16 June 05
    Robert Diamond Jr    52,083               156,249           16 June 05
    Gary Hoffman         75,758               227,274           16 June 05
    Naguib Kheraj        87,121               261,363           16 June 05
    David Roberts        75,758               227,274           16 June 05
    John Varley          142,045              426,135           16 June 05

    Note:
    (a) Under PSP, awards are granted as a provisional allocation and do not give rise to any entitlement to the shares. At the third anniversary, shares may be released by the trustee subject to performance conditions being satisfied.

    No consideration was paid for the grant of any award.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,544,594 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 8

 28 June 2005

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 27 June 2005 that it had on 23 June 2005 exercised its discretion and released a total of 16,466 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 145,528,128 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 9

30th June 2005

                  BARCLAYS AND FORENINGSSPARBANKEN CREDIT CARD
                            OPERATION BEGINS TRADING

EnterCard, the new joint venture between Barclays PLC (Barclays) and ForeningsSparbanken (FSB, known as Swedbank), which was announced on 4th February 2005, began operations today.

EnterCard is headquartered in Stockholm and has 600,000 customers and approximately GBP280 million in credit card receivables across Sweden and Norway. EnterCard will offer FSB's retail banking customers competitive new card products and will also target other market opportunities across the Nordic region.

This is the latest step in Barclays strategy to grow its global credit card businesses with the intention that, within ten years, the international credit card business of Barclaycard should be as meaningful a contributor to the Barclays group as Barclaycard UK. The move follows the acquisition of Juniper Financial Corporation in the USA in December 2004.

"This is an exciting market and we believe we have a winning combination with FSB's customer and distribution strengths in Scandinavia and Barclaycard's leading-edge risk management and customer acquisition skills" commented Barclaycard Chief Executive, Gary Hoffman.

- ends -

Contact at Barclays:

Peter Stanhope
Public Relations, Barclaycard
Tel: ++ 44 (0) 1604 25 1229

James S. Johnson
Investor Relations, Barclays
Tel: +44 (0) 207 116 2927

Notes to Editors

About Barclays PLC

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. Operating in over 60 countries and employing over 78,000 people we move, lend, invest and protect money for over 18 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major divisions. UK Banking, delivers banking products and services to over 14 million personal customers and 745,000 businesses in the UK. Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe. Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs. Barclays Global Investors is one of the world's largest asset managers and a leading provider of investment management products and services. Private Clients, Barclays wealth management operation has over 300,000 affluent and high net worth clients. International Retail and Commercial Banking, the global retail and commercial banking operation, with 2.2 million international clients, has operations in countries which currently include the Caribbean, France, Spain, Portugal, Italy and Africa. For more information about Barclays PLC, please visit www.barclays.com

About ForeningsSparbanken

ForeningsSparbanken (Swedbank) is a leading Nordic-Baltic banking group with 8.4 million retail customers and 396,000 corporate customers in Sweden, Estonia, Lithuania and Latvia. Together with co-operating independent savings banks and partly owned banks the group has more than 750 branches in Sweden. In the Baltic countries the group has another 250 branches. Outside of the Nordic-Baltic home markets, the group is present in Copenhagen, Kaliningrad, London, Moscow, New York, Oslo, Shanghai, St.Petersburg and Tokyo. As of December 2004, the group had total assets of SEK 1,020 billion and approximately 15,000 employees. For more information about ForeningsSparbanken, please visit http://www.swedbank.com

This document is presented by Barclays PLC and its subsidiary undertakings (together "the Group"). It contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance, in particular with respect to Barclaycard and its expansion strategy. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including UK domestic and global economic and business conditions, market related risks such as interest rate and exchange rate risks, the policies and action of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to up-date forward-looking statements to reflect any changes in Barclay's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the US Securities and Exchange commission including its most recent Annual Report on Form 20-F.

Exhibit No. 10



                                                                    30 June 2005

                                  Barclays PLC

         Notification of director's interests: Companies Act 1985 s.329

Robert Steel, a director of Barclays PLC, notified the Company on 30 June 2005 that on 30 June 2005 he had purchased 100,000 ordinary shares in the Company at a price of 555.0p per share.

Following this transaction, Mr Steel has a total beneficial interest in 100,000 ordinary shares in Barclays PLC.